

Joshua Gordon · 2nd

CEO at Red Pocket Mobile

Greater Los Angeles Area · 500+ connections · **Contact info**

 **Red Pocket Mobile**

 **Harvard Law School**

Experience



President & CEO
Red Pocket Mobile
Jan 2005 – Present · 15 yrs 8 mos



VP, Voice
Verestar, an American Tower company
2000 – 2003 · 3 yrs

Director, International Business Development
Justice Telecom
1999 – 2000 · 1 yr



Degree Fellow
East-West Center
1997 – 1999 · 2 yrs

Education



Harvard Law School
JD



University of Hawaii at Manoa
MA, Asian Studies



Williams College
BA, English, Asian Studies, Environmental Studies



